UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Eurand N.V.
Index to Form 6-K

		Page
Part I	Condensed Financial Information	3

	Condensed Financial Statements	3
	Condensed Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007 (unaudited)
	Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2008 and 2007 (unaudited)
	Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the six months ended June 30, 2008 and 2007 (unaudited)
	Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2008 and 2007 (unaudited)
	Notes to Condensed Consolidated Financial Statements (unaudited)

	Operating and Financial Review and Prospects	14

	Quantitative and Qualitative Disclosures About Market Risk	25

Part II	Other Information	25

	Legal Proceedings	25
	Risk Factors	26
	Defaults upon Senior Securities	50
	Submission of Matters to a Vote of Security Holders	50
	Other Information	51

PART I. CONDENSED FINANCIAL INFORMATION
Condensed Financial Statements
EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Euros)

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Note 2)
Assets

Current Assets
Cash and cash equivalents	9,537	12,541
Accounts receivable, less allowance for doubtful accounts of €142 and €115, respectively	16,055	13,437
Inventories, net	13,886	9,750
Prepaid expenses and other current assets	2,626	1,960
Deferred income taxes	204	191

Total current assets	42,308	37,879

Property, plant and equipment, net	35,018	35,642
Goodwill	25,992	26,251
Other intangible assets, net	7,618	8,894
Deferred income taxes	812	791
Other non current assets	35	51

Total non current assets	69,475	71,629

Total assets	111,783	109,508

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Euros, except share amounts)

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Note 2)
Liabilities and Shareholders’ Equity

Current Liabilities
Current portion of long-term debt	499	499
Short-term borrowings	26	179
Accounts payable	9,875	8,103
Income taxes payable	387	26
Accrued expenses and other current liabilities	10,222	10,495

Total current liabilities	21,009	19,302

Long-term debt from banks	3,624	873
Employee severance indemnities	4,220	4,369
Other non-current liabilities	2,479	2,611
Deferred income taxes	1,278	1,286

Total non-current liabilities	11,601	9,139

Commitments and contingencies (Note 8)

Shareholders’ Equity
Ordinary shares, authorized 130,000,000 shares as of June 30, 2008 and December 31, 2007, 45,003,967 and 44,034,114 issued and outstanding as of June 30, 2008 and December 31, 2007, respectively, with par value €0.01	450	440
Additional paid-in capital	133,013	130,858
Accumulated deficit	(55,826)	(52,011)
Other comprehensive income	1,536	1,780

Total shareholders’ equity	79,173	81,067

Total liabilities and shareholders’ equity	111,783	109,508

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Euros, except share and per share amounts)

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Product sales	20,285	18,828	40,544	37,534
Royalties	1,623	842	3,357	1,816
Development fees	1,505	2,107	4,380	4,317

Revenues	23,413	21,777	48,281	43,667

Cost of goods sold	(13,510)	(11,992)	(25,554)	(24,547)
Research and development expenses attributable to development fees	(1,093)	(1,319)	(2,335)	(2,550)
Other research and development expenses	(2,849)	(2,503)	(6,095)	(5,151)
Selling, general and administrative costs	(8,240)	(4,710)	(15,833)	(9,191)
Amortization of intangibles	(319)	(179)	(865)	(359)

Operating income (loss)	(2,598)	1,074	(2,401)	1,869

Interest income (expense), net	113	(468)	219	(1,696)
Foreign exchange gain, net	8	86	31	114

Income (loss) before taxes	(2,477)	692	(2,151)	287

Income tax expense	(332)	(388)	(1,664)	(765)

Net income (loss)	(2,809)	304	(3,815)	(478)

Net income (loss) per share:
Basic and diluted net loss per share	€(0.06)	€0.01	€(0.09)	€(0.04)

Weighted average shares used to compute basic and diluted net loss per share	44,777,100	23,331,146	44,502,925	12,835,416

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY (DEFICIT)
Six months ended June 30, 2008 and 2007
(In thousands of Euros, except share amounts)

					Other
			Additional	Accum-	compre-	Total
	Ordinary shares		paid-in	ulated	hensive	shareholders’
	Shares	Amount	capital	deficit	income	equity (deficit)

As at December 31, 2006	2,339,686	23	5,848	(45,337)	2,355	(37,111)

Comprehensive loss:
Net loss				(478)		(478)
Cumulative exchange translation adjustment					325	325
Change in market value of hedging instruments					(77)	(77)
Reclassification upon termination of hedge instruments					(444)	(444)

Comprehensive loss						(674)
Conversion of Series A Preference shares into 32,487,940 ordinary shares	32,487,940	325	26,519			26,844
Conversion of Series C Preference shares into 2,029,786 ordinary shares	2,029,786	20	22,980			23,000
Issue of 7,000,000 ordinary shares	7,000,000	70	73,907			73,977
Exercise of stock options	6,680	1				1
Stock option compensation			109			109

As at June 30, 2007 (Unaudited)	43,864,092	439	129,363	(45,815)	2,159	86,146

As at December 31, 2007	44,034,114	440	130,858	(52,011)	1,780	81,067

Comprehensive loss:
Net loss				(3,815)		(3,815)
Cumulative exchange translation adjustment					(244)	(244)

Comprehensive loss						(4,059)
Shares issuance	26,100	—				—
Exercise of stock options	943,753	10	1,576			1,586
Stock option compensation			774			774
Stock option forfeitures			(195)			(195)

As at June 30, 2008 (Unaudited)	45,003,967	450	133,013	(55,826)	1,536	79,173

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Euros)

	For the six months ended
	June 30, 2008	June 30, 2007
	(unaudited)	(unaudited)
Operating Activities
Net loss	(3,815)	(478)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,268	3,520
Amortization	865	359
(Gain) loss on disposal of property, plant and equipment	134	—

Non-cash interest expense	—	253
Unrealized foreign exchange (gains) losses	945	(92)
Stock compensation	579	109
Deferred income taxes	58	64
Changes in operating assets and liabilities:
Accounts receivable, net	(2,950)	(312)
Inventories, net	(4,305)	(1,384)
Prepaid expenses and other current assets	(134)	846
Other non-current assets	18	308
Accounts payable	1,894	(99)
Accrued expenses and other current liabilities	(75)	(797)
Other non-current liabilities	(177)	(577)
Income taxes	355	(225)
Other	—	2

Cash provided by (used in) operating activities	(3,340)	1,497

Investing Activities
Purchases of property, plant and equipment	(3,959)	(1,247)
Proceeds from disposals of property, plant and equipment	2	—

Cash used in investing activities	(3,957)	(1,247)

Financing Activities
Proceeds from issue of ordinary shares	—	73,977
Borrowings drawn down on long term credit facility	3,000	—
Repayment of principal on long term notes payable to shareholders	—	(30,105)
Repayment of principal on long term debt	(250)	(30,831)
Net changes in short term borrowings	(142)	663
Cash received on termination of interest rate swap	—	394
Exercise of stock options	1,586	5

Cash provided by financing activities	4,194	14,103

Effect of exchange rates on cash	99	(102)

Increase (decrease) in cash and cash equivalents	(3,004)	14,251
Cash and cash equivalents at beginning of period	12,541	5,810

Cash and cash equivalents at end of period	9,537	20,061

See accompanying notes to financial statements.

EURAND N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Euros, except share and per share data)
1. Description of Business and Basis of Presentation
Eurand N.V. (the “Company”) is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. We utilize these technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. We have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. In June 2008, we announced that we had received an approvable letter from the U.S. Food and Drug Administration (FDA) for our New Drug Application (NDA) for EUR-1008 (pancrealipase capsules) for the treatment of exocrine pancreatic insufficiency (EPI). The letter marks notable progress towards gaining approval and does not require us to conduct additional clinical trials prior to approving EUR-1008. The Company also works with pharmaceutical and biotechnology companies to develop enhanced forms of their existing products and development compounds and, in addition, is currently developing a pipeline of products based on these proprietary drug delivery technologies.
Eurand has research, development and manufacturing facilities in Italy and the United States and an additional manufacturing facility in France.
2. Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of Eurand N.V. and its subsidiaries (“the Company”) as of and for the three and six months ended June 30, 2008 and 2007, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and Regulation S-X of the U.S. Securities and Exchange Commission, consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations, changes in shareholders’ equity and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended December 31, 2007, except as discussed in Adoption of Accounting Standards below.
The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

EURAND N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Euros, except share and per share data)
disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
Government Grants
As a result of legislation in Italy finalized in the three months ended June 30, 2008, the Company has become eligible for a financial incentive on certain qualifying research and development expenditures, relating to years 2007 through 2009. The incentive is computed in varying percentages applied to qualifying expenditures and is recoverable by offset against liabilities of the Company for income taxes, value added taxes and payroll taxes and social security contributions, In the three months ended June 30, 2008, the Company recognized a benefit under this incentive of €923, of which €580 relates to expenditures incurred during the year ended December 31, 2007 and €343 relates to the six months ended June 30, 2008.
Government grants relating to research and development expenses, including the incentive discussed above, recognized during the six months ended June 30, 2008 and 2007, amounted to €1,533 and €38, respectively and during the three months ended June 30, 2008 and 2007 amounted to €1,514 and €19, respectively. In accordance with the Company’s accounting policy such grants were recorded as a reduction of the corresponding expenses.
Adoption of New Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As such, the Company was required to implement this standard no later than January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company’s results of operations or financial position.
On September 14, 2007, the Emerging Issues Task Force (EITF) affirmed its tentative conclusions on EITF 07-3, Accounting for Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF 07-3 is effective for agreements entered into in fiscal years beginning after December 15, 2007. As such, the Company was required to implement this standard no later than January 1, 2008. The adoption of EITF 07-3 did not have a material impact on the Company’s results of operations or financial position.
On November 29, 2007 the EITF adopted EITF 07-1: Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of adopting EITF 07-1 on its consolidated financial statements. The Company expects that the

EURAND N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Euros, except share and per share data)
adoption of EITF 07-1 will not have a material impact on the Company’s results of operations or financial position.
3. Inventories, net

	June 30,	December 31,
	2008	2007
	(unaudited)	(note 2)
Raw materials	6,845	4,839
Work in progress	2,915	1,732
Finished goods	4,126	3,179

	13,886	9,750

Costs related to pre-launch commercial batches of EUR-1008 (Zentase® ) inventory on hand as at June 30, 2008 have been expensed in cost of goods sold. The related expense for the six months ended June 30, 2008 amounted to €541, bringing the cumulative amount expensed as of June 30, 2008 to €1,177. EUR-1008 is awaiting regulatory approval for commercial launch in the United States and an approvable letter was received from the U.S. Food and Drug Administration in June 2008; however the timing of the final approval is not certain enough to allow a determination that these costs will be recovered.
4. Long-term debt from banks
On March 5, 2008, the Company entered into a new revolving line of credit amounting to €6,000 which bears interest at a variable rate of Euribor plus 75 basis points. The line of credit is available until September 4, 2009 and can be renewed. At June 30, 2008, the Company had lines of credit amounting to €10,330 of which €3,000 was utilized. All lines of credit are from banks, are callable on demand and are unsecured.
5. Income Taxes
The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the three and six months ended June 30, 2008 and 2007 are due to the effect of Imposte Regionale sulle Attivite Producttive (“IRAP”) and the increase in the valuation allowance recorded on net operating losses incurred by certain of the Company’s subsidiaries. The “IRAP” tax is an Italian regional tax on productive activities, and has a statutory rate of 3.9%. The IRAP

EURAND N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Euros, except share and per share data)
tax base is similar to the corporate tax base; however, it does not permit a deduction for the major portion of labor costs or interest. The IRAP tax is not deductible for corporate tax purposes.
The applicable income tax rate in Italy has been reduced from 33% to 27.5% effective January 1, 2008. The IRAP tax rate in Italy has been reduced from 4.25% to 3.9% effective January 1, 2008.
6. Accrued Expenses and Other Current Liabilities

	June 30,	December 31,
	2008	2007
	(unaudited)	(note 2)
Accrued expenses	3,382	3,298
Deferred revenues	418	1,045
Accrued costs for termination of operating lease	150	150
Social Security and other contributions	1,173	1,259
Taxes, other than income taxes	671	810
Accrued employee compensation	4,428	3,933

	10,222	10,495

7. Shareholders’ Equity
Share Capital
On February 15, 2008 the Company issued 26,100 ordinary shares in order to satisfy its obligation related to the granting of 50 ordinary shares on December 12, 2007 to each of its employees in force on December 1, 2007. A related compensation expense of €281 was included in the statement of operations in the year ended December 31, 2007. The expense was based on the fair value of the shares at the grant date and expensed immediately as there were no vesting or other restrictions at that date.
Stock Options
On March 4, 2008 the Board of Directors of the Company approved grants of options to employees at the then market price of $15.05 in accordance with the Eurand N.V. Equity Compensation Plan. Stock option expenses are recognized in the financial statements when the Company and the employee have reached a mutual understanding of all the option terms and are expensed over the vesting period. The criteria for recognition were met for 591,500 options during the six months ended June 30, 2008.

EURAND N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Euros, except share and per share data)
During the six months ended June 30, 2008 and 2007, the Company issued 943,753 and 6,680 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.
8. Commitments and Contingencies
The Company is involved in certain legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings is not likely to have a material adverse effect on the Company’s consolidated financial statements.
Between 1996 and 1999, the Company entered into a series of agreements with Medeva PLC, now known as UCB, Inc. (or “UCB”), and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. At June 30, 2008 management was unable to determine the outcome of the litigation; however, subsequent to that date the matter was settled with UCB. For further information see Note 11, Subsequent Events, below.
9. Per Share Information
In accordance with SFAS 128, Earnings per Share, the Company has reported both basic and diluted net loss per share. The computation of diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.
10. Geographic Revenues
Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
U.S.A	10,356	8,570	24,509	18,235
Germany	4,414	5,023	8,126	9,234
United Kingdom	2,022	2,134	4,419	4,405
Italy	2,040	916	2,907	2,188
Japan	1,192	1,249	2,198	3,254
Switzerland	643	684	1,170	1,217
France	642	620	931	1,292
Netherlands	437	188	752	188
Canada	421	884	681	884

EURAND N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Euros, except share and per share data)

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Spain	276	256	541	751
South Africa	232	242	508	398
Other	738	1,011	1,539	1,621

	23,413	21,777	48,281	43,667

The Netherlands is the Company’s country of domicile.
11. Subsequent Events
     Litigation Matters
     The Company filed a complaint in March 2004 in Ohio against UCB (formerly Celltech Inc.) for, among other things, breach of contract and trade secret misappropriation after UCB began to manufacture and sell Metadate CD and Equasym XL, products originally developed and manufactured by Eurand. In September 2006, due to significant court delays, the Company elected to voluntarily dismiss the action in Ohio and refile in the Western District of New York. UCB filed counterclaims against the Company seeking both monetary and equitable relief. On August 5, 2008, the parties executed a settlement agreement. The financial terms of the settlement include a $35 million payment to Eurand, Inc., structured in three annual payments of $25 million by September 5, 2008 and an additional $5 million, on each of the first and second anniversary of the initial payment, plus interest.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis in conjunction with our condensed consolidated financial statements and the related notes to our condensed consolidated financial statements and the other financial information appearing elsewhere in this report. We have supplemented the condensed consolidated financial statements with summary financial data at the end of this discussion. Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” beginning on page 5 of our Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, as well as “Forward-Looking Statements” in this report for a discussion of these risks and uncertainties. Our reporting currency is Euro. See “Exchange Rate Information” for more detailed information.
Business Update
Product Development Pipeline Updates
EUR-1008 — Zentase®
On June 18, 2008, we announced that we had received an approvable letter from the U.S. Food and Drug Administration (FDA) for our New Drug Application (NDA) for EUR-1008 (pancrealipase capsules) for the treatment of exocrine pancreatic insufficiency (EPI). The letter marks notable progress towards gaining approval and does not require us to conduct additional clinical trials prior to approval of EUR-1008. In addition, the FDA recently completed a successful pre-approval inspection (PAI) of our manufacturing facilities and those of our raw material supplier for EUR-1008. Pending FDA approval, which we anticipate will be late in the fourth quarter of 2008, we intend to market the product in the U.S. with our specialty sales force targeting all 120 Cystic Fibrosis Treatment Centers as well as key gastroenterologists and pulmonologists.
We intend to out-license marketing rights to EUR-1008 outside of the U.S. and are currently in negotiations with potential partners in Europe. In April 2008, we received confirmation from the European Medicines Evaluation Agency (EMEA) that a marketing application for EUR-1008 is eligible for Community (Centralized) Marketing Authorization submission in the European Union (EU). Approval under this process would allow market access to 27 EU member states and provide 10 years of market exclusivity. We plan to file a marketing authorization application (MAA) for EUR-1008 by mid-2009 to meet the EMEA’s 18-month timeline for filing once centralized review has been granted. During the second quarter, we submitted a pediatric investigational plan for EUR-1008 as required under the EU’s new pediatric medicines legislation, and subsequently were advised that this plan has been accepted for review.
EUR-1002 — Amrix® (cyclobenzaprine HCl)
On June 17, 2008, the United States Patent and Trademark Office (USPTO) granted us U.S. patent No. 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants.” We were also awarded a Patent Term Adjustment of an additional 470 days, providing us with coverage until at least February 26, 2025. Our patent, which was listed in the FDA’s Orange book on June 17, 2008, includes claims covering Amrix® (cyclobenzaprine hydrochloride), a product currently marketed in the U.S. by Cephalon under license from us. Amrix® is the first and only approved once-daily formulation of the skeletal muscle relaxant cyclobenzaprine hydrochloride, for the relief of muscle spasm associated with acute, painful musculoskeletal conditions.
The extended-release formulation, developed by us using our proprietary Diffucaps® technology, was launched by our partner, Cephalon, in the U.S. in November 2007. Currently marketed skeletal muscle relaxant products are typically dosed multiple times a day and cause varying degrees of somnolence. Amrix® not only provides the benefit of once-daily dosing, but Cephalon has reported that it also has a lower incidence of somnolence compared to immediate release cyclobenzaprine. We, as the developer, licensor and exclusive manufacturer of the product, are working with Cephalon to support the commercialization of the product in the U.S. We receive royalty payments and manufacturing revenue from Cephalon on Amrix® sales, which Cephalon reported as $26.9 million for the six months ended June 30, 2008.
As announced on August 1, 2008, we signed a license and supply agreement with Daewoong Pharmaceuticals, a leading South Korean pharmaceutical company. Under terms of the agreement, Daewoong will commercialize our once-a-day cyclobenzaprine in South Korea, subject to regulatory review and approval. We will continue to seek additional partners for this product in other territories.
EUR-1025 — Once-Daily Formulation of Ondansetron
In February 2008, we announced positive results of a pilot pharmacokinetic study demonstrating bioequivalence, when normalized for dose, of this formulation to an 8 mg dose of the anti-emetic drug Zofran® (ondansetron) administered in two doses. A meeting is planned with the FDA in the third quarter of 2008 to discuss the clinical and regulatory pathway for this proprietary product. EUR-1025 uses our Diffucaps® extended-release technology. Pending the outcome of its discussions with the FDA, we expect commencing clinical trials by the end of 2008.
EUR-1073 — Clipper™ (beclomethasone diproprionate)
In April 2008, we were granted an exclusive license by Chiesi Farmaceutici SpA to its gastro-resistant, controlled-release tablet formulation of the corticosteroid, beclomethasone diproprionate, in the U.S. and Canada. The product is currently approved and marketed in the United Kingdom, Italy, Spain, and Belgium. We will make an up-front payment and commercial milestone payments to Chiesi contingent upon filing an Investigational New Drug (IND) application for the product, which we refer to as EUR-1073. We will also pay royalties on net sales of EUR-1073.
Marketed in Europe under the Clipper(tm) 5 mg tablets brand, our newly in-licensed product candidate EUR-1073 is an enteric-coated, controlled-release formulation of beclomethasone diproprionate, a corticosteroid intended for use in the treatment of Ulcerative Colitis, one of the two most prevalent forms of inflammatory bowel disease. EUR-1073 was developed by Chiesi using a drug delivery system that targets the lower gastrointestinal tract, providing a sustained release of drug upon delivery which is intended to preserve the efficacy of classical corticosteroids while reducing the side effects commonly associated with their use. We plan to work with the FDA to establish a clinical development and regulatory pathway for this product in the U.S.
Unisom® SleepMelts™ — Orally Disintegrating Diphenhydramine Hydrochloride
In April 2008, we announced that our partner, Chattem, Inc., had launched a new orally disintegrating tablet formulation of its popular over-the-counter sleep-aid brand, Unisom®, called Unisom® SleepMelts™. This product, which contains 25 mg of diphenhydramine hydrochloride, was developed by us using its AdvaTab® and Microcaps® taste-masking technologies as part of the EUR-1047 program. Unisom® SleepMelts™ is now available in leading U.S. mass merchandiser, drug and food retailers. We will act as the exclusive manufacturer and supplier of the product for Chattem. The launch of Unisom® SleepMelts™ represents the first product to be commercialized using the AdvaTab® ODT technology.

Forward Looking Statements
     This report contains forward-looking statements. The forward-looking statements are contained primarily in the section entitled “Operating and Financial Review and Prospects”. All statements in this document that are not statements of historical fact are forward looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. These risk and uncertainties include the risk factors set forth in this Report on Form 6-K and, among other things:
•	the expected timing, progress or success of our preclinical and clinical development programs;

•	the timing, costs and other limitations involved in obtaining regulatory approval for any of our product candidates;

•	our ability to market, commercialize and achieve market acceptance for any of the product candidates that we are developing or may develop in the future, including without limitation the establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize EUR-1008 (Zentase®), if approved;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval or third party payor agreements for our product candidates, including, but not limited to, our lead product candidate, EUR-1008;

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates and products;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, whose actions we cannot control, to obtain and maintain regulatory approval for our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to develop market demand for and acceptance of our products;

•	our ability to maintain sales of our existing products;
•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.
Presentation of Financial information
     We prepared our financial statements included in this report in Euro in accordance with U.S. GAAP. References to “U.S. Dollars,” “Dollars,” “U.S. $” or “$” in this report are to the currency of the United States and references to “Euro”, ”(Euro)” or “€ ” are to the single currency of the European Union.
Exchange Rate Information
     We prepare our financial statements in Euros. This report contains translations of Euros into U.S. Dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.5748 U.S. Dollars per Euro, defined by the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on June 30, 2008. No representation is made that the Euro amounts referred to in this report could have been or could be converted into U.S. Dollars at any particular rate or at all.
     Fluctuations in the exchange rates between the Euro and the Dollar will affect the Dollar amounts received by owners of our shares on payment of dividends, if any, paid in Euros. Moreover, such fluctuations may also affect the Dollar price of our shares on the NASDAQ Global Market.
     The following table sets forth information regarding the exchange rates of U.S. Dollars per Euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	U.S. Dollar per Euro
				Period
	High	Low	Average	End

Three months ended
March 31, 2007	1.3374	1.2904	1.3109	1.3374
June 30, 2007	1.3660	1.3295	1.3484	1.3520

	U.S. Dollar per Euro
				Period
	High	Low	Average	End
September 30, 2007	1.4219	1.2904	1.3450	1.4219
December 31, 2007	1.4862	1.4092	1.4482	1.4603
March 31, 2008	1.5805	1.4495	1.5007	1.5805
June 30, 2008	1.6010	1.5368	1.5625	1.5748

Six months ended June 30,
2007	1.3660	1.2904	1.3300	1.3520
2008	1.6010	1.4495	1.5321	1.5748

Month in 2008
January	1.4877	1.4574	1.4728	1.4841
February	1.5187	1.4495	1.4759	1.5187
March	1.5805	1.5195	1.5520	1.5805
April	1.6010	1.5568	1.5754	1.5568
May	1.5784	1.5370	1.5554	1.5560
June	1.5749	1.5368	1.5562	1.5748
July	1.5923	1.5559	1.5759	1.5589
Results of Operations
     This section discusses our operating results, for which you should make reference to our summary financial data provided at the end of this section.
Six months ended June 30, 2008 compared to the six months ended June 30, 2007
     The following table shows revenues for the six months ended June 30, 2008 compared to the same period in 2007.

		Six months ended June 30,
			Increase (decrease) compared to
	2008	2007	previous period
	(euros in thousands, except percentages)
Product sales	40,544	37,534	3,010	8%
Royalty income	3,357	1,816	1,541	85%
Development fees	4,380	4,317	63	1%

Total revenues	48,281	43,667	4,614	11%

Revenues. Our revenues were €48.3 million for the six months ended June 30, 2008, compared to €43.7 million for the same period in 2007, an increase of €4.6 million, or approximately 11%. This growth, however, would have been approximately 20% year over year had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €4.2 million for the six months ended June 30, 2008. Furthermore, our revenues for the six months ended June 30, 2008 included €1.5 million of revenues relating to the business of Source CF acquired in December 2007. Excluding both the effects of fluctuations in the foreign exchange rate and the effects of the Source CF acquisition, our revenues would have increased by approximately 17%. The two most significant contributors to this revenue growth were Amrix®, a once-daily cyclobenzaprine product, partnered with and launched by Cephalon, Inc. in the United States in late 2007, and Ultrase®, a pancreatin formulation partnered with Axcan.
Our product sales were €40.5 million for the six months ended June 30, 2008, an increase of €3.0 million, or approximately 8%, compared to the same period in 2007. The increase in product sales growth would have been €6.2 million, or approximately 17%, if negative currency effects worth €3.2 million were not accounted for. In addition to product sales attributable to the Source CF business and Amrix®, the increase was due to sales of the Ultrase® pancreatin formulation.
Our royalty income was €3.4 million for the six months ended June 30, 2008, an increase of €1.5 million, or approximately 85%, compared to the six months ended June 30, 2007. Royalty income relating to Source CF, acquired in December 2007, was €647,000 for the six months ended June 30, 2008.
Our development fees were €4.4 million for the six months ended June 30, 2008 compared to €4.3 million for the same period in 2007 – an increase of €63,000, or 2%. The reported increase accounts for negative effects resulting from fluctuations in the foreign exchange rate, without which the increase would have been approximately 14%. This increase is mostly explained by success milestones earned in the period.
Cost of Goods Sold. Our cost of goods sold was €25.6 million for the six months ended June 30, 2008 compared to €24.6 million for the same period in 2007, representing an increase of €1.0 million, or approximately 4%. If foreign exchange effects of €1.8 million were excluded, the cost of goods would have increased by approximately €2.8 million, or 11%. The percentage growth rate of cost of goods sold is lower than the percentage growth rate of product sales primarily because the mix of products contained a higher proportion of our more profitable products.
Research and Development Expenses. Research and development expenses were €8.4 million for the six months ended June 30, 2008 compared to €7.7 million for the same period in 2007, representing an increase of €729,000, due, primarily to increased clinical costs, partly offset by approximately €1.5 million of government grants. We recognize government grants as a reduction of the operating expense when they are earned and when there is no remaining risk of repayment. The amount of grants recognized typically fluctuates from quarter to quarter as governmental organizations approve individual grants and issue new regulations. During the three months ended June 30, 2008, we recognized a grant from an Italian regional government, and the Italian national government issued final regulations enabling us to reclaim certain research and development expenses incurred in 2007 and 2008.
Selling, General and Administrative Expenses. Selling, general and administrative expenses were €15.8 million for the six months ended June 30, 2008 compared to €9.2 million for the same period in

2007, representing an increase of €6.6 million, or approximately 72%. This increase was primarily due to:
•	the build out of our marketing and sales organization including personnel and infrastructure from our acquisition of Source CF, new hires and pre-launch initiatives;

•	costs associated with being a public company, including advisory and costs related to the Sarbanes-Oxley Act; and

•	higher legal costs, primarily related to ongoing litigation brought by the company against UCB.
Net interest. Net interest income was €250,000 for the six months ended June 30, 2008 compared to €1.6 million of net interest expense for the same period in 2007. This change resulted primarily from the repayment of all outstanding notes payable to shareholders and almost all bank debt on May 30, 2007 using proceeds from our initial public offering.
Taxes. For the six months ended June 30, 2008, we recorded income taxes of €1.7 million on a pre-tax loss of €2.2 million. In the six months ended June 30, 2007, we recorded income taxes of approximately €765,000 on a pre-tax income of €287,000. Our taxes do not correlate directly with our profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we are not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss during the periods.
Three months ended June 30, 2008 compared to the three months ended June 30, 2007
The following table shows revenues for the three months ended June 30, 2008 compared to the same period in 2007.

	Three months ended June 30,
			Increase (decrease) compared to
	2008	2007	previous period
		(euros in thousands, except percentages)
Product sales	20,285	18,828	1,457	8%
Royalty income	1,623	842	781	93%
Development fees	1,505	2,107	(602)	-29%

Total revenues	23,413	21,777	1,636	8%

Revenues. Our revenues were €23.4 million for the three months ended June 30, 2008, compared to €21.8 million for the same period in 2007, an increase of €1.6 million, or approximately 8%. This increase would have been €3.5 million, or approximately 16%, year on year had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €1.9 million for the three months ended June 30, 2008. Furthermore, our revenues for the three months ended June 30, 2008 included €583,000 of revenues relating to the business of Source CF, acquired in December 2007. Excluding both the effects of fluctuations in the foreign exchange rate and the effects of the Source CF acquisition our revenues would have increased by approximately 14%. The two most significant contributing factors to this revenue growth were Amrix®, a once-daily cyclobenzaprine product, partnered with and launched by Cephalon, Inc in the United States in late 2007 and Ultrase®, a pancreatin formulation partnered with Axcan.
Our products sales were €20.3 million for the three months ended June 30, 2008, an increase of €1.5 million, or 8%, compared to the same period in 2007. Product sales would have increased by €3.0 million, or approximately 16%, compared to the same period a year ago, if currency effects worth €1.5 million were not accounted for. In addition to product sales attributable to the Source CF business and Amrix® the increase was due to sales of Ultrase® pancreatin formulation.
Our royalty income was €1.6 million for the three months ended June 30, 2008, an increase of €781,000, or approximately 93%, compared to the three months ended June 30, 2007. Royalty income relating to Source CF, acquired in December 2007, was €207,000.
Our development fees were €1.5 million for the three months ended June 30, 2008 compared to €2.1 million for the same period in 2007 – a decrease of €602,000 or 29%. The reported decrease accounts for negative effects resulting from fluctuations in the foreign exchange rate without which the decrease would have been approximately 21%. Development fees often fluctuate from quarter to quarter because a significant portion of our fees are recognized upon achievement of development milestones.
Cost of Goods Sold. Our cost of goods sold was €13.5 million for the three months ended June 30, 2008 compared to €12.0 million for the same period in 2007, representing an increase of €1.5 million, or approximately 13%.
Research and Development Expenses. Research and development expenses were €3.9 million for the three months to June 30, 2008 compared to €3.8 million for the same period in 2007, representing an increase of €120,000, or approximately 3%. This increase was mainly due to higher clinical, consultancy and other costs primarily related to the regulatory filings for our EUR-1008 (Zentase®) mostly offset by approximately €1.5 million of government grants. We recognize government grants as a reduction of the operating expense when they are earned and when there is no remaining risk of repayment. The amount of grants recognized typically fluctuates from quarter to quarter as governmental organizations approve individual grants and issue new regulations. During the three months ended June 30, 2008 we recognized a grant from an Italian regional government and the Italian national government issued final regulations enabling us to reclaim certain research and development expenses incurred in 2007 and 2008.
Selling, General and Administrative Expenses. Selling, general and administrative expenses were €8.2 million for the three months ended June 30, 2008 compared to €4.7 million for the same period in 2007, representing an increase of €3.5 million, or approximately 75%. This increase was primarily due to the build out of the EUR-1008 (Zentase®) marketing and sales organization including new hires, costs of personnel from the Source CF business and pre-launch activities.
Net Interest. Net interest income was €121,000 for the three months ended June 30, 2008 compared to an expense of €382,000 for the same period in 2007. The change is due to repayment of our debt in May 2007, using proceeds from our initial public offering.
Taxes. For the three months ended June 30, 2008, we recorded income tax expense of €332,000 on a pre-tax loss of €2.5 million while in the three months ended June 30, 2007, we recorded taxes expense of €388,000 on a pre-tax profit of €692,000.
Changes in Financial Position
Cash and cash equivalents. Cash and cash equivalents were approximately €9.5 million as of June 30, 2008 compared to €12.5 million as of December 31, 2007. Our cash and cash equivalents decreased primarily due to operating cash outflows resulting, primarily, from an increase working capital and capital expenditures.
Total Debt. Our total debt decreased from €1.6 million on December 31, 2007 to €1.2 million on June 30, 2008 as we utilized a line of credit of €3.0 million.
Total shareholders’ equity. Our shareholders’ equity decreased from €81.1 million on December 31, 2007 to €79.2 million on June 30, 2008, primarily as a result of our net loss during the period.
Off Balance Sheet Arrangements
As of June 30, 2008, we did not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk
Exchange Rate Risk
     Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros because, for the year ended December 31, 2007, we generated approximately 51% of our revenues in euros while the balance was denominated in U.S. dollars. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize, as a separate component of shareholders’ equity, the cumulative effect of foreign currency translations, which to date is principally due to translation of the results of our U.S. operations from dollars to euros.
     A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax loss by approximately €352,000 for the six months ended June 30, 2008. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax loss by approximately €430,000 for the six months ended June 30, 2008.
     Since 2000, we have continued to consistently implement currency hedging strategies to minimize foreign exchange gain and losses in our statement of operations due to exchange rate fluctuation exposure. As a result of this strategy, our net foreign exchange losses or gains have not exceeded €330,000 in any single year during the 2003 to 2007 period.
Interest Rate Risk
     Interest payments on our long-term debt is based on floating rates. Certain loans are hedged through interest swap contracts such that the interest payments are effectively fixed, and are generally not affected by fluctuations in base interest rates.
Impact of Inflation
     We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.
PART II. OTHER INFORMATION
Legal Proceedings
     The disclosure under Note 11 — Subsequent Events, Litigation Matters, included in Part I of this report is incorporated in this Part II by reference.

Risk Factors
     An investment in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this Report on Form 6-K, including in our consolidated financial statements and the related notes appearing in this Report on Form 6-K, before you decide whether to buy our ordinary shares. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any of these cases, the market price of our ordinary shares could decline, and you may lose all or part of the money you paid to buy our ordinary shares.
Risks Related to Our Financial Condition
We have a history of net losses, and we might not achieve or maintain profitability.
     We have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2007, we had an accumulated deficit of €52.0 million. Our net losses were approximately €8.3 million, €5.0 million and €6.7 million in 2005, 2006 and 2007, respectively. For the six months ended June 30, 2008, we had net losses of approximately €3.8 million. Our historical losses have resulted primarily from investing in our research and development programs, expansion of our commercialization capabilities and from costs incurred in connection with servicing our debt. Our net interest expense for the years ended December 31, 2005, 2006 and 2007 was €7.2 million, €7.3 million and €1.5 million, respectively. For the six months ended June 30, 2008, our net interest expense was €219,000. We expect to continue to make significant investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure as we build our sales and marketing infrastructure. We expect to continue to incur significant and increasing expenses for at least the next year as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish a specialty sales and marketing organization to commercialize EUR-1008 (also known as Zentase®), if approved, in the United States. We expect that associated expenses will precede revenues generated by the increased spending, and this may cause us to seek additional financing which may, among other effects, further increase our interest expense. Even if developing and commercializing one or more of our product candidates is successful, we may not be able to achieve or maintain profitability. Whether we maintain our operating profitability and achieve profitability in the future will depend on our ability to generate revenues that exceed our expenses. We have experienced decreases in our revenues during our history, and we may experience a decrease in product sales and revenues in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve profitability, the market value of our ordinary shares may decline and you could lose all or part of your investment.
Risks Related to Our Lead Product Candidate — EUR-1008 (Zentase®)
Although we have received an approvable letter for our lead product candidate, EUR-1008, we may never succeed in obtaining regulatory approval for EUR-1008 from any regulatory agency. Without regulatory approval, we will be unable to commercialize EUR-1008 and our growth prospects will be materially impaired.
     To obtain regulatory approval for our lead product candidate, EUR-1008, a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, or EPI, extensive clinical trials must demonstrate that our product is safe and effective for use in humans. EUR-1008 is subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs.
     We evaluated EUR-1008 in patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III clinical trial was completed in November 2006 and evaluated EUR-1008 in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated EUR-1008 in patients under the age of seven.

     At the FDA’s request, we completed a bioavailability study, the results of which were included in the submission of our NDA for EUR-1008. We completed the rolling submission of our NDA for EUR-1008 in December 2007, and the NDA filing was accepted and granted priority review in February 2008. In June 2008, we received an approvable letter from the FDA. An approvable letter describes the information or material the FDA requires or the conditions the applicant is asked to meet prior to obtaining approval.
     Satisfaction of regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. Even though we have completed two Phase III clinical trials in respect of EUR-1008, we may never succeed in obtaining approval from the FDA, EMEA or any other applicable regulatory authority, or such approval may be subject to significant delays. Furthermore, since we currently intend to market directly EUR-1008 in the United States and to out-license commercial rights to EUR-1008 in many jurisdictions outside the United States, we must obtain regulatory approval in each of such jurisdictions, which vary in their approval procedures, requirements and review. EUR-1008 may fail to receive and maintain regulatory approval for many reasons, including:
•	our failure to demonstrate to the satisfaction of the FDA, the EMEA or any other applicable regulatory authority that EUR-1008 is safe and effective for a particular indication;

•	our inability to demonstrate that the benefits of EUR-1008 outweigh its risks;

•	our inability to complete any testing required to obtain FDA approval in respect of EUR-1008;

•	disagreement of the FDA, the EMEA or any other applicable regulatory authorities with the manner in which we interpret the results from clinical trials;

•	failure of the FDA, the EMEA or any other applicable regulatory authorities to approve our manufacturing processes or facilities; and

•	a change in the approval policies or regulations of the FDA, the EMEA or any other applicable regulatory authority, or a change in the laws governing the approval process.
     If we do not receive regulatory approval for EUR-1008 in the United States, we will not be able to sell EUR-1008 in the United States. We have made, and intend to continue to incur, significant expenditures to establish the organization to sell EUR-1008 in advance of knowing whether EUR-1008 has received FDA approval. In addition, our growth prospects will be materially impaired if we cannot sell EUR-1008.
PEPs are life saving drugs. The FDA may not remove existing PEPs from the market despite the failure to meet the applicable deadlines. This would increase the level of competition that EUR-1008, if approved, will face.
     Existing products to treat exocrine pancreatic insufficiency have been marketed in the United States since before the passage of the Federal Food, Drug, and Cosmetic Act, or FDCA, in 1938 and, consequently, none are marketed under a NDA approved by the FDA. In 1995, the FDA issued a final rule requiring that these PEPs be marketed by prescription only, and, in April 2004, the FDA mandated that all manufacturers of EPI drug products file an NDA and receive approval for their products by April 2008 or be subject to regulatory action. In October 2007, the FDA published a notice in the Federal Register extending the deadline for obtaining marketing approval for exocrine pancreatic insufficiency drug products until April 28, 2010 for those companies who were marketing unapproved pancreatic enzyme products as of April 28, 2004, have submitted NDAs on or before April 28, 2009 and who continue diligent pursuit of regulatory approval.
     Despite the FDA’s announcement, its position is non-binding, and the agency may not pursue regulatory action against companies that fail to meet the applicable deadline. If the FDA does not enforce its stated positions by the applicable deadline, the level of competition that EUR-1008 will face, if approved, will be significantly greater than we anticipate. In addition, the FDA could change its position or suspend enforcement again.
     Although we anticipate, based on the FDA’s announced position, a reduction in the number of marketed products aimed at the treatment of exocrine pancreatic insufficiency, this decline in competition may not occur. The fact that PEPs are life-saving drugs may influence the FDA’s action, particularly if it would result in two or fewer products on the market for the treatment of exocrine pancreatic insufficiency. The level of competition that EUR-1008 will face, if approved, from these products in the United States will depend on whether and how many manufacturers of these products maintain them on the market after the applicable date, when and whether the FDA requests the withdrawal of unapproved products or simply addresses the manufacture, and whether manufacturers obtain approval for their NDAs by the deadline set by the FDA and, if they are unable to do so, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.
     If approved, EUR-1008 will compete with currently marketed products for exocrine pancreatic insufficiency, to the extent such products are also approved or permitted to remain on the market. This competition could affect the market acceptance of EUR-1008 or require us to lower the price of EUR-1008, which would negatively impact our margin and our ability to achieve profitability. Other companies with existing PEPs include Axcan Pharmaceuticals, or Axcan, whose coated product, i.e. a product that has been coated to protect the enzymes from degradation resulting from acids in the stomach, has been licensed from us, McNeil, a subsidiary of Johnson & Johnson, Solvay Pharmaceuticals, or Solvay, KV Pharmaceutical and IMPAX Laboratories, or Impax. In addition, we understand that Altus Pharmaceuticals Inc., Biovitrum AB and Meristem Therapeutics have product candidates in clinical development that could compete with EUR-1008, if approved. In December 2007, the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. The Ultrase product has been licensed to Axcan by us, and we receive manufacturing fees and royalties based on a percentage of Axcan’s annual net sales of the finished product. If approved, Ultrase would compete with EUR-1008. In August 2007 Solvay announced that it had received an approvable letter for Creon requesting additional clinical information and chemistry, manufacturing and control, or CMC, information. Ultrase and Creon would compete with EUR-1008.
Even though we have completed two Phase III clinical trials in respect of EUR-1008, and assuming we obtain regulatory approval for EUR-1008, a competitor might obtain approval for a competing product that can be marketed to a broader patient population. This would put us at a competitive disadvantage.
     Our Phase III clinical trials studied EUR-1008 for the treatment of EPI in pediatric and adult patients with Cystic Fibrosis. If we obtain a NDA approval based on these studies, the FDA may limit our ability to market EUR-1008 in the United States to the Cystic Fibrosis patient population or limit our ability to market EUR-1008 (also known as Zentase®) under the name “Zentase®”. There are a significant number of patients with EPI who do not have cystic fibrosis and we cannot assure you that the NDA approval that we may obtain will allow us to market EUR-1008 to this broader patient population. Furthermore, although physicians can legally prescribe an approved drug for an unapproved use or patient population, if a competitor were to obtain approval to market for a competing product or were to maintain an existing competing product on the market, which could be marketed to a broader patient population, our sales may be negatively affected if EUR-1008 did not obtain similar approval.
We currently have limited internal sales, marketing and distribution capabilities. If we are unable to develop our sales, marketing and distribution capabilities on our own or through an acquisition, we will not be successful in commercializing EUR-1008 in the United States.
     In 2007 and the first six months of 2008, we have expanded our internal sales, marketing and distribution capabilities. If EUR-1008 is approved, we intend to commercialize it in the United States ourselves by establishing or acquiring a specialty sales and marketing organization with technical experience and supporting distribution capabilities, which will be expensive and time-consuming. We anticipate making significant expenditures to establish the organization to sell EUR-1008 in advance of knowing whether EUR-1008 has received FDA approval and the scope of the market opportunity. Any failure or delay in the establishment or acquisition of our specialty sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates. We also intend to seek to further augment our sales, marketing and distribution capabilities through arrangements with third parties.
     We intend to begin product launch preparations for EUR-1008 prior to receiving regulatory approval. In particular, our strategy includes establishing or acquiring a specialty sales and marketing organization to directly sell EUR-1008 in the United States. We currently do not intend to sell EUR-1008 directly outside of the United States. Therefore, if EUR-1008 is approved, we must successfully commercialize this product, establish or acquire our own specialty sales, marketing and distribution capabilities in the United States and enter into arrangements with third parties to perform these services outside of the United States.
     Events or factors that may inhibit or hinder our efforts include:
•	developing or acquiring our own sales force would be expensive and time-consuming and could delay any product launch;

•	failure to acquire sufficient or suitable personnel to establish, oversee, or implement an effective launch plan;

•	failure to recruit, train, oversee and retain adequate numbers of effective sales and marketing personnel;

•	failure to acquire sales personnel that can effectively obtain access to or persuade adequate numbers of physicians to prescribe our products; and

•	unforeseen costs and expenses associated with creating or acquiring and sustaining an independent sales and marketing organization.
If we or our licensees outside of the United States are unable to commercialize EUR-1008 or experience significant delays in doing so, our growth prospects will be materially harmed.
     We have invested significant time and financial resources in the development of EUR-1008. We currently intend to out-license commercial rights to EUR-1008 outside the United States, including Europe and Asia, by the end of 2008. Our ability, or that of our licensees, to successfully develop and commercialize EUR-1008 will depend on numerous factors, including:
•	our ability to find a commercial partner with the appropriate resources to efficiently commercialize the product and enter into an agreement on commercially reasonable or commercially viable terms and conditions;

•	our ability to coordinate global regulatory approval for the product in a consistent and effective manner;

•	successfully completing any trials and tests required by applicable regulatory authorities;

•	receiving marketing approvals from applicable regulatory authorities;

•	continued operation of our manufacturing facilities, and our raw material suppliers, in compliance with current good manufacturing practice regulations, or cGMP;

•	establishing favorable pricing from regulatory authorities outside of the United States; and

•	obtaining commercial acceptance of EUR-1008, if approved, from the medical community and third-party payors.
     Any of the foregoing factors would cause us or our licensees to be unable to commercialize EUR-1008 in the timeframe anticipated or at all. Any such delay or failure would cause our product revenues to suffer.

Risks Related to Our Business
We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.
     Product sales of our top ten products accounted for approximately 68%, 66% and 65% of our total revenue in 2005, 2006 and 2007, respectively. Product sales of our top ten products accounted for approximately 65% of our total revenue for the six months ended June 30, 2008. We depend on our arrangements with licensees and marketing collaborators to sell our products. If our licensees or marketing collaborators discontinue sales of our products, seek alternative or additional suppliers for the same or similar products or fail to satisfy their obligations under their agreements with us, or we are unable to establish new licensee and marketing relationships, our growth prospects would be materially harmed. For example, in 2006, a large customer for one of our cardiovascular products brought in a second supplier of the product, reducing their purchases from us by approximately €2.0 million. In addition, if our licensees and marketing collaborators do not manage their inventory levels successfully, it could negatively impact our business and increase the volatility of our operating results. For example, in 2004, one of our major customers built inventory levels of a product we supply to them; accordingly, their purchases in 2005 were substantially less than anticipated.
     In addition, we may develop a proprietary product that competes directly with products that we currently supply to our existing licensees. This may have an adverse effect on our relationship with our licensees. For example, we expect EUR-1008 to compete directly with existing PEPs that we supply to Axcan and Impax in the United States. Alternatively, a licensee could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our arrangement that could affect such licensee’s ability to perform its obligations under their agreement with us. The loss of licensees could materially adversely affect our business and financial condition.
Disputes may arise involving the contractual obligations of our customers, licensees or marketing collaborators to purchase our products or pay royalties on the sale of our products, and such disputes, if not resolved in our favor, could result in decreased revenues and material harm to our business.
     Disputes may arise between us and a customer, licensee or marketing collaborator and may involve the issue of the obligation of the customer, licensee or marketing collaborator to continue to purchase our products and pay royalties on the sale of our products. Such a dispute could result in expensive arbitration or litigation, which may not be resolved in our favor. For example, between 1996 and 1999, we entered into a series of agreements with Medeva PLC, subsequently known as Celltech Group Ltd. and now known as UCB, Inc., and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, we developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. We also agreed to allow Medeva Pharmaceuticals, Inc., now known as UCB Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay us royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product from us and paying royalties. As a result, we commenced an action against UCB and its affiliates in the United States District Court, Western District of New York, claiming, among other things, breach of contract, tortious interference with contract and misappropriation of trade secrets in relation to our development and manufacture of the sustained release formulation of MPH. We commenced an action in order to enforce our rights under the applicable agreements, including the 1999 development, license and supply agreement, and to obtain both monetary and equitable relief. UCB subsequently filed a counterclaim against us claiming, among other things, breach of contract, breach of warranties, fraud and negligent representation. On August 6, 2008, we announced that we are to receive thirty-five million dollars in settlement of the litigation. Our business is dependent upon the fulfillment of contractual obligations by the parties such as UCB. If parties to our agreements do not abide by the terms of those agreements, our business and financial condition could be materially adversely affected.

Any difficulties with, or interruptions of, our manufacturing could delay our output of products and harm our relationships with our collaborators. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.
     Any difficulties with or interruptions of our manufacturing could delay our output of products and harm our relationships with our collaborators. We manufacture most of our products at our facilities in Milan, Italy and Dayton, Ohio. Due to regulatory and technical requirements, we have limited ability to shift production among our facilities or to outsource any part of our manufacturing to third parties. Damage to any of our manufacturing facilities caused by human error, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain material, equipment or transportation, could interrupt or delay our manufacturing or other operations. Furthermore, all of our employees in Europe, except our Chief Executive Officer, are subject to collective bargaining agreements, and national labor disputes could result in a work stoppage or strike by employees that could delay or interrupt our output of products. Due to the nature of these collective bargaining agreements, we have no control over such work stoppages or strikes by our employees in Europe, and a strike may occur even if our employees do not have any grievances against us. Any interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside our control, could result in delays in meeting contractual obligations and could have a material adverse effect on our relationships with our collaborators and on our revenues.
     The FDA, the EMEA and other applicable authorities periodically inspect our facilities to ensure compliance with various regulations, including those relating to current good manufacturing practice, or cGMP. In addition, the U.S. Drug Enforcement Agency, or DEA, applicable E.U. authorities and other applicable regulatory authorities must approve our facilities and processes for handling controlled substances. Those agencies may monitor our use of controlled substances and we may be subject to inspections evaluating our compliance with the use and handling of controlled substances. Our failure to comply with such requirements and standards of these agencies could result in the suspension of our manufacturing or closure of our facilities, which could have a material adverse effect on our business.
Development of pharmaceutical products is expensive, time-consuming and subject to uncertainties, and we may not realize a return on our investment in product development for a significant period of time, if at all.
     Developing pharmaceutical products is expensive, and there is typically a significant amount of time prior to realizing a return on an investment in product development, if a return is realized at all. In 2005, 2006 and 2007, our research and development expenses were €14.5 million, or approximately 20% of our revenues, €16.3 million, or approximately 20% of our revenues, and €17.1 million, or approximately 20% of our revenues, respectively. For the six months ended June 30, 2008, our research and development expenses were €8.4 million, or approximately 17% of our revenues.
     To obtain regulatory approval for the sale of any product candidates, extensive trials must demonstrate that our products are safe and effective for use in humans. Clinical trials are included in our research and development expenses and may take years to complete. We cannot be sure that we or our collaboration partners will complete clinical testing within the time we anticipate or that we or they will be able to do so without requiring significant resources or expertise in excess of what we anticipate. Completion of clinical trials depends on various factors, including the indication and size of the patient population and its proximity to clinical sites, the nature of the clinical protocol, the eligibility of the criteria for trial, competition for trial patients, availability of sufficient quantities of a product candidate, the assistance of third parties, regulatory compliance and adequate financial resources.
     Our future plans include significant investments in research and development, including clinical trials, and related product opportunities. We believe that we must continue to dedicate a significant amount of financial and operational resources to our research and development efforts to grow our business and maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may perform in an unsatisfactory manner, such as by failing to meet established deadlines for the completion of such trials.
     We rely on third parties such as contract research organizations, or CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we used CROs to monitor, supervise and compile data on our two Phase III clinical trials for EUR-1008. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the relevant regulatory application, such as the investigational new drug application. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or prevented.
There is a high risk that our product candidates will not have successful clinical trial results and will not advance to the regulatory approval stage.
     We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, the EMEA, or other applicable regulatory authorities, in well designed and properly conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure or delay of one or more of our or our collaborators’ clinical trials may occur at any stage of testing. Historically, favorable results from preclinical studies and early clinical trials have often not been confirmed in later clinical trials. Many companies in the pharmaceutical industry have experienced significant setbacks in advanced clinical trials or during the regulatory approval process, despite promising results. The effects of our product candidates may be different than expected or may include undesirable side effects that delay, extend or preclude regulatory approval or limit their commercial use if approved.
     A number of events or factors, including any of the following, could delay the completion of our and our collaborators’ ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate, including our lead product candidate, EUR-1008:
•	conditions imposed on us or our collaborators by the FDA, the EMEA or other applicable regulatory authorities, regarding the scope or design of our clinical trials;

•	the results of clinical trials may not meet the level of statistical significance required for approval by the FDA, the EMEA or other applicable regulatory authorities;

•	the FDA, the EMEA or other applicable regulatory authorities may require additional or expanded trials;

•	delays in obtaining, or the inability to obtain or maintain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

•	difficulties in manufacturing the product;

•	difficulties enrolling subjects and high drop-out rates of subjects in our or our collaborators’ clinical trials;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

•	serious or unexpected drug-related side effects experienced by subjects in clinical trials; or

•	failure of our third-party contractors or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.
     Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. Delays in our clinical trials may result in increased development costs for our product candidates, which would cause the market price of our shares to decline and limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.
Even if we complete our clinical trials, we may never succeed in obtaining regulatory approval for any of our product candidates. Without regulatory approval, we will be unable to commercialize our product candidates, and our growth prospects will be materially impaired.
     All of our product candidates must successfully complete development and gain regulatory approval before we or our collaborators can market them. Of the large number of products in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA or EMEA, and even fewer are approved for commercialization.
     If the safety and efficacy of our product candidates is not demonstrated, the required regulatory approvals to commercialize these product candidates will not be obtained. Any product candidate that we or our collaborators seek to commercialize is subject to extensive regulation by the FDA, EMEA and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. In the United States and in many other jurisdictions, rigorous preclinical studies and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.
     The time required to obtain approval by the FDA, the EMEA or other applicable regulatory authorities is unpredictable but typically it takes many years following the commencement of clinical trials, depending upon numerous factors, including the complexity of the product candidate. Our product candidates may fail to receive regulatory approval for many reasons, including:
•	the failure to demonstrate to the satisfaction of the FDA, the EMEA or other applicable regulatory authorities that a product candidate is safe and effective for a particular indication;

•	the inability to demonstrate that a product candidate’s benefits outweigh its risks;

•	the inability to demonstrate that the product candidate presents an advantage over existing products;

•	disagreement of the FDA, the EMEA or other applicable regulatory authorities with the manner in which the results from preclinical studies or clinical trials are interpreted;

•	failure of the FDA, the EMEA or other applicable regulatory authorities to approve the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	a change in the approval policies or regulations of the FDA, the EMEA or other applicable regulatory authorities, or a change in the laws governing the approval process.

     The FDA, or the EMEA or other applicable regulatory authorities, might decide that our findings are insufficient for approval and thus might require additional clinical trials or other studies. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them. Furthermore, since we intend for our products to be commercialized in many jurisdictions, regulatory approval in each such jurisdiction must be obtained. The approval procedures vary among countries and can involve additional and costly preclinical studies and clinical testing and review. The time required to obtain approval in various jurisdictions may differ from that required to obtain FDA or EMEA approval, and approval by one regulatory authority, such as the FDA or EMEA, does not ensure approval by regulatory authorities elsewhere. The failure to obtain these approvals could harm our business and result in decreased revenues from lost sales, milestone payments or royalties in our co-development agreements.
     Regulatory approval of a product candidate is limited to specific uses identified in the approval. Certain material changes to an approved product, such as manufacturing changes or additional label claims, are subject to further regulatory review and approval. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval, and any governmental approval can be withdrawn. Any problems with an approved drug or any violation of regulations could result in restrictions on the drug, including withdrawal from the market. In particular, drug manufacturers are subject to strict requirements governing their manufacturing practices and regular inspections to assess compliance with these and other requirements. Failure to comply with governmental requirements could lead to sanctions.
     Regulatory approval of a product candidate in any jurisdiction is unpredictable. Despite guidance from the FDA, EMEA or other applicable regulatory agencies, there is no guarantee of obtaining approval. In addition, standards enunciated by regulatory agencies are constantly subject to change as a result of factors outside of our control. For example, we have designed our lead product candidate, EUR-1008, to meet the FDA’s 2006 ’Guidance for Industry’ (as revised in October 2007); however, such guidance is nonbinding and the FDA could change its guidance again before we seek or obtain regulatory approval.
     Our growth prospects will be materially impaired as a result of any delay in, or failure to receive, required regulatory approval for some or all our product candidates.
Failure to obtain regulatory approval for our products in our markets and to retain approvals already granted will prevent us from marketing or licensing our products in these markets.
     Sales of our products outside the United States and any of our product candidates that are commercialized are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products and product candidates in markets outside the United States will be subject to regulatory clearances in those jurisdictions. Approval and other regulatory requirements vary by jurisdiction and may differ from the U.S. requirements. We may be required to perform additional preclinical or clinical studies even if FDA approval has been obtained. Many countries also impose product standards, packaging and labeling requirements and import restrictions on our products. The approval by government authorities outside of the United States is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.
     In addition, changes in regulatory requirements can affect the commercial success of our existing products. For example, in 2007 we were the exclusive supplier of coated PEPs to Axcan and Impax in the United States and revenues from these products in the United States accounted for 19% of our revenues. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. In addition, the FDA has indicated that it will continue to exercise enforcement discretion with respect to unapproved pancreatic enzyme drug products until April 2010, if the manufacturers have INDs on active status on or before April 2008, and have submitted NDAs on or before April 2009. Impax elected not to file an IND for their products by the April 2008 deadline set by the FDA.

Axcan has filed a NDA with the FDA in respect of the PEP we supply to them and, if such product is approved for sale in the United States, we would supply such product to them. If Axcan is unable to meet the FDA’s requirements by the applicable deadline, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to Axcan in the United States. See “— Risks Related To Our Lead Product Candidate — EUR-1008 — PEPs are life saving drugs. The FDA may not remove existing PEPs from the market despite the failure to meet the applicable deadlines. This would increase the level of competition that EUR-1008, if approved, will face.”
Even if our product candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.
     Even if our product candidates are approved for commercialization, or our products do not require approval for commercialization, they may not become commercially viable products. For example, even if we or our collaborators receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which we or our collaborators may market the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market and not result in product sales. A product or product candidate may not result in commercial success for various reasons, including:
•	difficulty in large-scale manufacturing;

•	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we have not received licenses;

•	incompatibility with other drugs;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	lack of cost-effectiveness; or

•	timing of market introduction of competitive products.
     If we are unable to develop commercially viable products, our business, results of operations and financial condition will be adversely affected.
Our existing products and our product candidates, if they receive regulatory approval for marketing, remain subject to ongoing regulatory requirements and, if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.
     After receipt of initial regulatory approval, each of our products remains subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record-keeping. Furthermore, if we receive regulatory approval to market a particular product candidate, the product will also remain subject to the same extensive regulatory requirements. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of such approved product or its withdrawal from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we or our collaborators fail to comply with the regulatory requirements of the FDA, the EMEA and other applicable regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:
•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters and untitled letters;

•	civil penalties and criminal prosecutions and penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or of supplements to approved applications.
     If we or our collaborators are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our collaborators or licensees may lose marketing approval for our products, resulting in decreased revenue from milestone payments, product sales or royalties.
If we fail to comply with the laws governing the marketing and sale of our products, regulatory agencies may take action against us, which could significantly harm our business.
     As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In particular, there are many federal, state and local laws that we need to comply with now that we are engaged in the marketing, promoting, distribution and sale of pharmaceutical products. The FDA extensively regulates, among other things, promotions and advertising of prescription drugs. In addition, the marketing and sale of prescription drugs must comply with the Federal fraud and abuse laws, which are enforced by the Office of the Inspector General of the Division, or OIG, of the Department of Health and Human Services. These laws make it illegal for anyone to give or receive anything of value in exchange for a referral for a product or service that is paid for, in whole or in part, by any federal health program. The federal government can pursue fines and penalties under the Federal False Claims Act which makes it illegal to file, or induce or assist another person in filing, a fraudulent claim for payment to any governmental agency.
     Because, as part of our commercialization efforts, we provide physicians with samples we must comply with the Prescription Drug Marketing Act, or PDMA, which governs the distribution of prescription drug samples to healthcare practitioners. Among other things, the PDMA prohibits the sale, purchase or trade of prescription drug samples. It also sets out record keeping and other requirements for distributing samples to licensed healthcare providers.
     In addition, we must comply with the body of laws comprised of the Medicaid Rebate Program, the Veterans’ Health Care Act of 1992 and the Deficit Reduction Act of 2005. This body of law governs product pricing for government reimbursement and sets forth detailed formulas for how we must calculate and report the pricing of our products so as to ensure that the federally funded programs will get the best price.
     Moreover, many states have enacted laws dealing with fraud and abuse, false claims, the distribution of prescription drug samples and gifts and the calculation of best price. These laws typically mirror the federal laws but in some cases, the state laws are more stringent than the federal laws and often differ from state to state, making compliance more difficult. We expect more states to enact similar laws, thus increasing the number and complexity of requirements with which we would need to comply.
     Compliance with this body of laws is complicated, time consuming and expensive. We are a relatively small company that only recently began selling pharmaceutical products. As such, we have very limited experience in developing and managing, and training our employees regarding, a comprehensive healthcare compliance program. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Failure to comply with all potentially applicable laws and regulations could lead to penalties such as the imposition of significant fines, debarment from participating in drug development and marketing and the exclusion from government-funded healthcare programs. The imposition of one or more of these penalties could adversely affect our revenues and our ability to conduct our business as planned.
     In addition, the Federal False Claims Act, which allows any person to bring suit alleging the false or fraudulent submission of claims for payment under federal programs and other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.
Rapid technological change could make our products, product candidates or technologies obsolete.
     Pharmaceutical technologies and products are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and drug formulation technologies uncompetitive or obsolete. The products and technologies of our competitors may be more effective than the products, product candidates and drug formulation technologies developed by us. As a result, our products and product candidates may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product. We are aware of other pharmaceutical companies that are developing competing technologies, which could render our lead product candidate, EUR-1008, obsolete. For example, other pharmaceutical companies, including Altus, Biovitrum and Meristem, have been developing microbial or synthetic enzyme products for the treatment of EPI. Altus announced in an August 11, 2008 press release the results of a Phase III clinical trial for its PEP. Biovitrum announced in its full-year report for 2006 that its PEP was in Phase II. Meristem announced on its website that the Phase I safety study and two Phase II studies for its PEP were complete and that the product was currently undergoing formulation optimization testing. If successful, such competing products could limit the potential success of EUR-1008, and our growth prospects will be materially impaired.
We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.
     Our success depends significantly upon the continued service and performance of our senior management and other key personnel. High demand exists for senior management and other key personnel in the pharmaceutical industry. The loss of any of these people may negatively impact our ability to manage our company effectively and to carry out our business plan. In particular, we rely on the contributions of our senior management team, which consists of Gearóid Faherty, our Chief Executive Officer, Mario Crovetto, our Chief Financial Officer, John Fraher, our Chief Commercial Officer, and Manya S. Deehr, our Chief Legal Officer and Secretary, and their continued service is critical to our success. Our senior management team is responsible for the development and implementation of our business strategy. The loss of service of any member of our senior management team could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Of the five members of our senior management team, only Mr. Faherty has an employment agreement. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.
     As we advance our product candidates through clinical trials to commercialization, we will need to expand our marketing and sales capabilities. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.
     In addition, our growth and success depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products.
The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.
     We frequently enter into co-development agreements to create relationships for the purpose of exploring development opportunities with collaboration partners. In 2007, we entered into six co-development agreements with various collaborators and we continue to negotiate additional co-development agreements. In general, our co-development agreements involve feasibility studies and early-stage development activities whereby we receive an hourly service fee for research and development and, in some instances, may receive additional milestone payments based on the achievement of certain development goals within specified timeframes. Accordingly, our receipt of revenue in a given period during the development phase is dictated in part by the speed at which development goals are met and the time and resources that a collaboration partner wishes to dedicate to development in such period. In some instances, we and our collaboration partner decide to negotiate and include provisions in a co-development agreement that will govern our relationship from development through commercialization. In other instances, we and our collaboration partner elect to define our relationship for the development phases and, if development is promising, may elect to enter into a subsequent agreement that further defines our relationship for subsequent periods of a product’s or product candidate’s life. The likelihood of completing development or progressing past development is highly uncertain notwithstanding the inclusion of provisions that govern the relationship through commercialization. Thus, the existence of such provisions, which could provide for the payment of royalties and sales milestones based on the success of the product, is not indicative of the likelihood that we will receive such payments, and, in fact, we have not yet received any such revenues from any of the six co-development agreements entered into in 2007. We believe we are not substantially dependent on any of our co-development agreements individually; however, the maintenance of such relationships is important to our growth prospects because of the potential that a co-development relationship could evolve into a licensing and supply relationship that could generate significant revenue from licensing fees, product sales, sales milestone payments and/or royalties.
     Our obligations under our co-development agreements can include performance of development activities, such as feasibility studies, formulation optimization, stability testing and scale-up of the manufacturing process, supply of the product to the collaborator for clinical testing, assistance in the preparation of regulatory filings by our collaborator and supply of the product for sale by our collaborator. If we fail to meet certain of these obligations, we may lose our rights to certain development fees and future royalty and milestone payments, and our collaboration partners may have the right to terminate the agreement. In addition, many of our agreements allow for the collaboration partner to terminate the agreement with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. We have completed work under some of these agreements without developing a commercial product and, based on past experience, it is likely that a number of these agreements will not progress to the stage where the product is actually commercialized. In addition, even if our collaborators choose not to terminate an agreement, the risk still remains that the collaborator could decide not to launch a particular product. The loss of a collaboration partner as a result of either our failure to meet our obligations or early termination by the collaboration partner could affect our results of operations and future growth prospects.
     Furthermore, our success is in part based upon a reputation that we are an attractive collaborator for leading pharmaceutical companies seeking to enhance existing products or to develop new products. For example, two of our co-development products, EUR-1048 and EUR-1000, are being developed in collaboration with GlaxoSmithKline, or GSK (acquired Reliant Pharmaceuticals in December 2007), and Amrix is being commercialized in collaboration with Cephalon, Inc. (acquired Amrix from ECR Pharmaceuticals in August 2007). If we fail to meet our obligations under these and other existing co-development agreements, we may diminish our reputation and decrease our potential future co-development opportunities.
If we are not successful in establishing and maintaining additional co-development relationships, our growth prospects will be materially harmed.
     An element of our business strategy is to establish co-development relationships with third parties to co-develop particular products or to accelerate the development of some of our early-stage product candidates. The process of establishing new co-development relationships is difficult, time-consuming and involves significant uncertainty. We face, and will continue to face, significant competition in seeking appropriate collaboration partners. Moreover, if we do establish co-development relationships, our collaborators may fail to fulfill their responsibilities or may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. In many cases, our collaborators may terminate their relationships with us with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. If we are unable to establish and maintain co-development arrangements on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, seek regulatory approval or undertake commercialization activities at our own expense or find alternative sources of funding, and our growth prospects will be materially harmed.
We rely on our collaboration partners and licensees to successfully commercialize products using our technologies, and we cannot control the actions of such collaborators and licensees. If we, our collaboration partners or licensees are unable to commercialize our co-development product candidates or if we, our collaboration partners or licensees experience significant delays in such commercialization, our growth prospects will be materially harmed.
     Our arrangements with collaboration partners and licensees are critical to our success in bringing certain of our products and product candidates to market. In particular, we have invested and expect to continue investing significant time and financial resources in the development of our co-development products. We depend on our collaboration partners to conduct preclinical studies and clinical trials, as may be necessary, and to provide funding for our development of these product candidates. Furthermore, in most instances we rely on collaborators to commercialize our co-development products. If we or a significant number of our collaborators are unable to commercialize our co-development products or experience significant delays in such commercialization, our growth prospects will be materially harmed. The successful commercialization of a product or product candidate will depend on numerous events or factors, including:
•	successfully completing preclinical studies and clinical trials and any additional trials and tests required by the FDA, the EMEA or other applicable regulatory authorities;

•	receiving marketing approvals, to the extent required, from the FDA, the EMEA or other applicable regulatory authorities; and

•	obtaining commercial acceptance, if approved, from the medical community and third-party payors.

     We cannot control our collaborators’ or licensees’ performance or the resources they devote to our projects, and some of our collaborators can terminate their agreements with us for no reason and on limited notice. If a collaborator fails to perform as expected, we may have to use funds, personnel, laboratories and other resources that we have not budgeted for, or we may not be able to continue the particular project affected.
     We generally expect a number of the new co-development agreements we enter into to terminate without significant development activity. A collaboration partner may choose to use its own or one of our competitors’ technologies to develop a way to reformulate its drug and thus withdraw its support of our product candidate. Alternatively, we may develop a proprietary product candidate that competes directly with products that we currently manufacture for a collaboration partner. In addition, a collaboration partner could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our collaboration that could jeopardize the co-development project. The loss of collaborators or projects could materially adversely affect our business, growth prospects and financial condition.
     In addition, we currently manufacture for commercial distribution a number of drugs that are the subject of NDAs that have been approved or other applicable regulatory approval held by our collaborators and licensees. We also manufacture products for distribution and sales by our collaborators and licensees that we believe are exempt from the requirements for FDA approval, generally because the FDA has determined that the product does not need such approval. We also use third-party suppliers to provide bulk active drugs used in our products. Because our customers and suppliers are also subject to FDA regulation, our continued development and manufacturing of these products depends not only on our own compliance with FDA requirements but also on the compliance of customers and suppliers over whom we have no control.
Acquisitions are part of our growth strategy, and we may fail to execute this aspect of our strategy or to successfully integrate any acquired business.
     As part of our growth strategy, we evaluate and pursue acquisitions of other businesses, technologies or products. We may not identify appropriate acquisition candidates or successfully consummate any of these acquisitions. To consummate any acquisition, we may need to incur additional debt or issue additional equity securities that dilute your interest. Depending on market conditions, we may not be able to obtain necessary financing for any acquisitions on terms acceptable to us, or at all. In addition, we may be required to pay external costs such as legal advisory, market research consultancy and due diligence fees related to our pursuit and evaluation of potential acquisitions, even if the acquisitions are never consummated. For example, in 2005 we recorded a one-time charge of €973,000 for such external costs related to two potential acquisitions that were not consummated.
     Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Accounting for acquisitions can require impairment losses or restructuring charges, large write-offs of in-process research and development expenses and ongoing amortization expenses related to other intangible assets. In addition, integrating acquisitions can be difficult, and could disrupt our business and divert management resources. If we are unable to manage the integration of any acquisitions successfully, our ability to develop new products and continue to expand our product pipeline may be impaired.
We depend on a few key suppliers.
     The FDA, EMEA and other applicable regulatory agencies each require us to identify to them any supplier of materials used in our products. We currently rely on a sole source for two of the coating materials, Ethocel and Shellac, used in our Diffucaps and Microcaps technologies. We have no contractual agreements with either of these sole source suppliers. In the event that we are unable to obtain these materials from our current suppliers on acceptable terms, and are required to replace these products with alternatives, if such exist, the FDA or the EMEA may require additional testing before they permit us to use the new supplier. It would typically take one year to identify and approve a new supplier. The loss of one of our current suppliers or any significant decrease or interruption in supply could interrupt the manufacture of our products. Furthermore, the FDA or the EMEA could extend these delays in situations where it requires approval of an alternative supplier. The loss of one of these sole suppliers could have a material adverse effect on our business.

We are exposed to political, economic and other risks that arise from operating a multinational business.
     We have operations in several different countries. For the years ended December 31, 2005, 2006 and 2007, approximately 65%, 60% and 60% of our revenues, respectively, were derived from sources outside the United States. For the six months ended June 30, 2008, approximately 49% of our revenues were derived from sources outside the United States. We are therefore exposed to risks inherent in international operations. These risks include, but are not limited to:
•	changes in general economic, social and political conditions;

•	adverse tax consequences;

•	the difficulty of enforcing agreements and collecting receivables through certain legal systems;

•	inadequate protection of intellectual property;

•	required compliance with a variety of laws and regulations of jurisdictions outside of the United States, including labor and tax laws;

•	customers outside of the United States may have longer payment cycles;

•	changes in laws and regulations of jurisdictions outside of the United States; and

•	terrorist acts and natural disasters.
     Our business success depends in part on our ability to anticipate and effectively manage these and other regulatory, economic, social and political risks inherent in multinational business. We cannot assure you that we will be able to effectively manage these risks or that they will not have a material adverse effect on our multinational business or on our business as a whole.
Currency exchange rate fluctuations may have a negative effect on our financial condition.
     We are exposed to fluctuations in currency from purchases of goods, services and equipment and investments in other countries and funding denominated in the currencies of other countries. In particular, we are exposed to the fluctuations in the exchange rate between the U.S. dollar and the euro. As of December 31, 2007, in excess of 50% of our revenues was denominated in euros, while the remainder was denominated in U.S. dollars. We anticipate that the majority of revenue from commercialization of our products and product candidates will be in U.S. dollars and euros. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenues, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For example, in 2007, we experienced a negative foreign exchange effect on revenues of approximately 4%. Changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market. Changes in the value of the relevant currencies also may affect the cost of goods, services and equipment required in our operations. See “Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk.”
     In addition, due to the constantly changing currency exposures and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on our future results and, because we do not currently hedge fully against all currency risks and fluctuations between the U.S. dollar and the euro, such fluctuations may result in currency exchange rate losses. Fluctuations in exchange rates could result in our realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

Our competitors may develop products that are less expensive, safer or more effective than, and may diminish or prevent the commercial success of, any product candidates that we may bring to market. In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products.
     We face intense competition from pharmaceutical and biotechnology companies, including other drug formulation companies, contract research organizations, academic institutions and government agencies. Some of these competitors are also our collaboration partners.
     Our competitors may be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our product; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with EUR-1008, EUR-1025, Amrix, co-development products, such as EUR-1047 or EUR-1000, or other products that we have developed or may in the future develop. For example, in 2007 Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates. Competing technologies include the multiple-particle systems of Andrx, a subsidiary of Watson, Biovail and Elan; the controlled-release tablet technologies of ALZA, a division of Johnson and Johnson, Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Abbott. The products derived from these technologies may be safer or more efficacious than our products and product candidates.
     Potential products being tested in the United States and Europe of which we are not currently aware may also compete with product candidates using our drug formulation systems. Our collaboration partners could choose a competing drug formulation system to use with their drugs instead of ours. In addition, our collaboration partners themselves face competition with other major pharmaceutical companies on products using our drug formulation technologies, which could adversely impact the potential for our technologies and co-development products, as well as our royalty revenues and business and financial condition.
     Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we do in preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals. In addition, their success in obtaining patents may make it difficult or impossible for us to compete with them.
     Major technological changes can happen quickly in the drug formulation and pharmaceutical industries. Our competitors’ development of technologically improved or different products may make our technologies and product candidates obsolete or noncompetitive.
     In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products. Some of these products may target the same diseases and conditions that are the focus of our drug development programs. For example, in December 2007, Axcan, whose coated PEP product has been licensed from us, announced that the FDA accepted and granted priority review for Axcan’s Ultrase NDA and provided a date suggesting a four month review. If approved, Ultrase would compete with EUR-1008.
Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations.
     Our revenue is currently dependent upon a small number of customers. Our top two customers together accounted for 25%, 24% and 27% of revenues in 2005, 2006 and 2007, respectively, and 24%, 13% and 11% of the accounts receivable balance as of December 31, 2005, 2006 and 2007, respectively. Our largest customer, Axcan, accounted for 17%, 18% and 17% of revenues in 2005, 2006 and 2007, respectively, and 18%, 12% and 8% of the accounts receivable balance as of December 31, 2005, 2006 and 2007, respectively. Our second largest customer in 2005, 2006 and 2007 was Merckle, Eisai and GSK, respectively, and each accounted for 7%, 6% and 7% of our revenues, respectively. The loss of either of our top two customers could have a material adverse effect on our business, financial condition and results of operations. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the United States. The FDA has indicated that it will require the removal from the U.S. market by April 2010 of PEPs that do not have approved NDAs under its recently published guidance. We are unable to predict whether Axcan will file and/or receive approval of a NDA for its product by the April 2010 deadline set by the FDA. If Axcan is unable to meet the FDA’s requirements by April 2010, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to this customer in the United States.
Approximately 75% of employees are represented by collective bargaining or other labor agreements or arrangements, and we could face labor disruptions that would interfere with our operations.
     Approximately 75% of our employees are represented by collective bargaining or other labor agreements or arrangements that provide greater bargaining or other rights to employees than do the laws of the United States. Such employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or carrying out staff reductions. In addition, many of our employees are located in Italy and France, where national strikes occur, and our employees may strike even if they do not have a grievance against us. While we believe that our relations with our employees are satisfactory, worker disruption on a local or national level or a significant dispute with our employees could have a material adverse effect on our business, financial position, results of operations and cash flows.
Risks Related to Intellectual Property
Patent protection for our products is important and uncertain.
     Our success will depend, in part, on our ability and the ability of our licensees and collaboration partners to obtain patent protection for our technologies and product candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.
     We try to protect our proprietary position by, among other things, filing U.S., European and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our technology portfolio. Currently, our patent portfolio consists of over 300 issued patents and over 100 pending applications, and it includes patents which protect our Diffucaps®, Microcaps®, AdvaTab®, Biorise® bioavailability enhancement, and polymer conjugation technologies. In addition, we believe features of EUR-1025 and our co-development products and product candidates are specifically covered by certain patents or patent applications in our portfolio.
     Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our licensees or collaboration partners may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.
     Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Additionally, the nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.
Although we have sought patent protection for our lead product candidate, EUR-1008, we may not ultimately receive any issued patents or related patent rights.
     We have filed four patent applications in the United States as well as an international application under the Patent Cooperation Treaty (PCT) and national patent applications in Europe, Argentina, Chile and Taiwan with claims related to our lead product candidate, EUR-1008 (Zentase®)The PCT will provide priority for any foreign applications that we may file for these inventions. The applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing EUR-1008.
     However, we may not ultimately receive any issued patents or related patent rights, and even if we do, such patent protection may not prevent our competitors from developing similar products using different processes that are not covered by such a patent or patents. The disclosure to, or independent development by, a competitor of certain trade secrets or know-how could materially adversely affect any competitive advantage we may have over any such competitor.
If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
     We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. For example, while we have filed for patent protection for commercial aspects of EUR-1008 in the United States and abroad, we also currently maintain as trade secrets or know-how certain of the technology used in developing or manufacturing EUR-1008. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our collaboration partners, licensees, employees and consultants. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.
Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.
     The manufacture, use, offer for sale, sale or importation of our product candidates might infringe on the claims of third-party patents. A party might file an infringement action against us. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our product candidates in the event of an infringement action. At present, we are not aware of pending or threatened patent infringement actions against us.
     As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. At present, we have not received any written demands from third parties that we take a license under their patents.

     In addition, a number of our contracts with our collaboration partners contain indemnity provisions that purport to indemnify us against any losses that arise from third-party claims that are brought in connection with the use of our products. Similarly, a number of our contracts with our licensors also contain indemnity provisions. In some instances, such provisions may not provide sufficient protection from such claims, if at all.
We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.
     In addition to infringement claims against us, we have been and may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the United States Patent and Trademark Office or opposition proceedings in the European Patent Office regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships.
   The following issued European patents are currently subject to opposition procedures before the European Patent Office.
•	EP 1058538 for Fast Disintegrating Tablets.

•	EP 0914818 for Intraorally Rapidly Disintegrable Tablet.

•	EP 01335706 for Process for the Production of Microspheres of Pancreatic Enzymes with High Stability.
     Post-issuance oppositions are not uncommon and we or our collaborator are defending these opposition procedures as a matter of course. We believe our freedom to operate or our ability to commercialize any products will not be adversely affected if we or our collaborator are unsuccessful in any of the opposition procedures.
Risks Related to Our Industry
We must comply with the laws, regulations and rules of many jurisdictions relating to the healthcare business, and if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties.
     We are or will be, directly or indirectly through our customers, subject to extensive regulation by the various jurisdictions in which we may conduct our business, including the United States and the European Union. The laws that directly or indirectly affect our ability to operate our business include the following:
•	the anti-kickback laws that prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid in the United States;

•	other healthcare laws, including Medicare laws in the U.S., regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	laws and regulations, including the U.S. False Claims Act, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•	laws and regulations, including the U.S. False Statements Act, which prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and

•	state law equivalents and comparable laws in countries outside of the United States, including laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.
     If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of such laws, regulations, rules or policies changes, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and curtailment or restructuring of our operations. Similarly, if our customers are found noncompliant with applicable laws, they may be subject to sanctions, which could negatively impact us. Any penalties, damages, fines, curtailment or restructuring of our operations would harm our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many such laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions may be open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management resources from the operation of our business and damage our reputation.
Government authorities in many of our target markets have, from time to time, proposed legislation that would permit re-importation of drugs into those markets, including from countries where the drugs are sold at lower prices. This and other regulatory changes of a similar nature could force us to lower the prices at which we sell our products and impair our ability to derive revenues from these products.
     Government authorities in many of our target markets have, from time to time, proposed legislation that would permit more widespread re-importation of drugs into jurisdictions in which we sell our products. This could include re-importation from countries where the drugs are sold at lower prices than in jurisdictions in which we sell our products. Such legislation, or regulatory changes of a similar nature, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenues. For example, in 2005, pseudoephedrine was reclassified as a controlled substance in the United States and as a result we experienced a decrease in sales of that product. Alternatively, in response to such legislation and to minimize the risk of reimportation, we might elect not to seek approval for or market our products in certain jurisdictions, which could also reduce the revenue we generate from our product sales. For example, the Medicare Prescription Drug legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug re-importation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug re-importation plan if he finds that the benefits do not outweigh the cost. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. If legislation or regulations were passed allowing for the re-importation of drugs, the existence of lower cost alternatives could affect the prices we receive for any products that we may develop, thereby affecting our anticipated revenues and prospects for profitability.
If the government or third-party payors fail to provide coverage and adequate payment rates for our products, the products of our collaboration partners or our future products, if any, our revenues and our prospects for profitability will be harmed.
     Third-party payors, which include governments and private health insurers, increasingly are challenging the prices charged for medical products and services. In their attempts to reduce health care costs, they have also limited their coverage and reimbursement levels for new pharmaceutical products. In some cases, they refuse to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, or those of our collaboration partners, or for our future products, doctors may not prescribe these products or patients may not use them. In addition, many third-party payors have implemented other drug cost-containment efforts that include drug utilization review, or prior authorization, for drug formularies as well as increases in patient out-of-pocket expenses for more expensive and non-preferred drugs, and such measures may potentially impact the commercial viability or delay the launch of one of our products.
     In some countries, particularly those of the European Economic Area, or EEA, the pricing of prescription pharmaceuticals is subject to government control. For the year ended 2007, approximately 47% of our revenues were derived in EEA countries, and those derived in Germany and the United Kingdom represented 21% and 11% of our revenues, respectively. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares cost-effectiveness of our product candidate with other available products. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.
We may be exposed to product liability claims.
     The use of product candidates in clinical trials and the commercial sale of products may expose us to product liability claims. Our collaboration partners, parties selling the products or consumers may bring these claims, which could result in financial losses. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	significant litigation costs and substantial monetary awards to, or costly settlement with, patients;

•	product recalls and loss of revenue; and

•	the inability to commercialize our product candidates.
     We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials, as specifically endorsed, and the commercial sale of our products, but we cannot be certain that this coverage will be sufficient to satisfy any liabilities that may arise. The limit for our group product liability insurance is €15 million (or $19.8 million), per occurrence or annual aggregate, with a deductible of €200,000 (or $264,000). As our development activities progress, this coverage may be inadequate and we may be unable to get adequate coverage at an acceptable cost or at all. This could prevent or limit the commercialization of our product candidates.
     In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of a product candidate or sale of a product subject to any such claim. Off-label use of our product may occur. While we do not promote off-label use, off-label uses of products are common and the FDA does not regulate a physician’s choice of treatment. Off-label use or misuse of our product may subject us to additional liability.
We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.
     We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes, and the cleanup of contaminated sites. The cost of compliance with these laws and regulations could be significant. Accidental contamination or injury may occur. In the event of an accident, we could be held liable for damages exceeding our available financial resources. We may incur substantial costs to comply with environmental laws and regulations and could be subject to monetary fines, penalties or third-party damage claims as a result of violations of such laws and regulations or noncompliance with environmental permits required at our facilities. As an owner and operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. Environmental laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.
     In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. Furthermore, an accident could damage, or force us to shut down, our operations. In addition, with respect to our manufacturing facilities, we may incur substantial costs to comply with environmental regulations and may become subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.
     We do not maintain a separate insurance policy for any of the foregoing types of risks. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals in the environment.
If we or others identify side effects after any of our products are on the market, we or our collaborators or licensees may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.
     If we or others identify side effects after any of our products are on the market:
•	regulatory authorities may withdraw their approvals;

•	we or our collaborators or licensees may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products or implement changes to manufacturers’ facilities to obtain new approvals;

•	we or our collaborators or licensees may have to recall the affected products from the market;

•	we or our collaborators or licensees may experience a significant drop in sales of the affected products;

•	our reputation in the marketplace may suffer;

•	we may become the target of lawsuits, including class action suits; and

•	we or our collaborators or licensees may be required to withdraw our products from the market and may not be able to reintroduce them into the market.
     Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.
If the FDA, EMEA or other applicable regulatory agencies approve generic products that compete with any of our branded products, sales of those products may be adversely affected.
     The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as our product. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of a branded product is typically lost to the generic product. Accordingly, competition from generic equivalents could materially adversely impact our revenues, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those products.
Our development of generic drugs may expose us to litigation.
     There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Under the Drug Price Competition and Patent Restoration Act of 1984, when a drug developer files an ANDA for a generic drug, it must certify to the FDA that it believes its product will not infringe on any unexpired patent that a patent holder has listed with the FDA as covering that brand-name product, or that any such patent is invalid or unenforceable. The drug developer must also provide such certification to the patent holder, who may challenge the developer’s certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. Such a patent challenge within the first 45 days of notice of the ANDA certification can result in a 30 month stay of approval by FDA of the ANDA. Certain of our collaboration partners may have or develop generic versions of existing or then existing drugs. Our development of any such generic versions of drugs will be subject to this process. Should a patent holder commence a lawsuit against us with respect to alleged patent infringement, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Litigation over patents could result in delays in obtaining FDA approval to market our product candidates and diversion of management resources and the costs resulting therefrom. Similar risks of the delay in obtaining approvals in other applicable jurisdictions could result from patent related litigation.
We are currently unable to accurately predict what our short-term and long-term effective tax rates will be in the future.
     We are subject to income taxes in both the United States and the various other jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had a limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates.
Risks Related to Our Ordinary Shares
     For a discussion of “Risks Related to Our Ordinary Shares,” please see page 28 of our Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the United States Securities and Exchange Commission on March 31, 2008.

Defaults Upon Senior Securities.
     None.
Submission of Matters to a Vote of Security Holders
     Our general meeting of stockholders, or the Annual Meeting, was held on May 30, 2008. There were present at the Annual Meeting in person or by proxy stockholders holding an aggregate of 40,459,873 ordinary shares out of a total number of 44,596,294 ordinary shares issued and outstanding and entitled to vote at the meeting.
     The matters that were voted on at the Annual Meeting were:
(A)	the adoption of the Company’s Annual Accounts for the financial year 2007;

(B)	the grant of discharge to the directors in respect of their management during the previous financial year;

(C)	the assignment of Ernst & Young to serve as the Company’s independent auditor for the year ending December 31, 2008;

(D)	the approval of the compensation of certain members of the board of directors for the year ending December 31, 2008;

(E)	the approval of the amendment to increase the shares issuable under the Eurand N.V. Equity Compensation Plan;

(F)	the authorization to the board of directors to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights;

(G)	the authorization to acquire shares in the Company’s own capital;
     The results of the votes of the Annual Meeting were as follows:

	Number of Ordinary Shares
Proposal	For	Against	Abstain
Proposal to adopt the Company’s Annual Accounts for the financial year 2007	40,071,101	6	388,766
Proposal to grant of discharge to the directors in respect of their management during the previous financial year	40,445,856	6	14,011
Proposal to assign Ernst & Young to serve as the Company’s independent auditor for the year ending December 31, 2008	40,455,931	0	13,942

	Number of Ordinary Shares
Proposal	For	Against	Abstain
Proposal to approve the compensation of certain members of the board of directors for the year ending December 31, 2008	40,459,798	6	69
Proposal to approve the amendment to increase the shares issuable under the Eurand N.V. Equity Compensation Plan	37,297,455	3,162,349	69
Proposal to authorize the board of directors to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights	36,606,594	3,839,268	14,011
Proposal to authorize the Company to acquire shares in its own capital	40,226,500	219,312	14,051
Other Information.
     Gearóid M. Faherty, our Chief Executive Officer, Mario Crovetto, our Chief Financial Officer, and John Fraher, our Chief Commercial Officer, have each entered into written Rule 10b5-1 trading plans, to sell a portion of the Company’s ordinary shares owned by each person over a period of approximately twelve to twenty four months from the dates on which each entered into their respective plans. The primary purpose of the trading plan is to allow each of Mr. Faherty, Mr. Crovetto and Mr. Fraher to diversify his investment portfolio. The trading plan, which was adopted under Securities Exchange Act Rule 10b5-1, includes instructions to each person’s broker to sell the Company’s ordinary shares at certain predetermined volume levels and prices over a period of approximately twelve to twenty four months, in accordance with his plan.
     Rule 10b5-1 allows corporate insiders to establish pre-arranged written plans to buy or sell specified number of shares of company stock over a pre-determined period of time. Insiders may adopt such plans when they are not in possession of material inside information in order to, among other things, avoid concerns about initiating stock transactions while in possession of material nonpublic information. Control over the timing of such sales is delegated to the broker.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2008

EURAND N.V.

(Registrant)

By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary